Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

Quarter Ended
March 31, 2009
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(46,398)
Plus:
Fixed Charges (excluding capitalized interest)	81,087

Total Earnings	$34,689

Fixed Charges:
Interest expensed and capitalized	$80,381
Amortized premiums, discounts, and capitalized expenses related to indebtedness	43
An estimate of the interest component within rental expense	663

Total Fixed Charges	$81,087

Ratio of Earnings to Fixed Charges	(A)

Excluding Interest on Deposits

(Loss) Earnings:
Pre-tax loss from continuing operations	$(46,398)
Plus:
Fixed Charges (excluding capitalized interest)	42,880

Total (Loss) Earnings	$(3,518)

Fixed Charges:
Interest expensed and capitalized	$42,174
Amortized premiums, discounts, and capitalized expenses related to indebtedness	43
An estimate of the interest component within rental expense	663

Total Fixed Charges	$42,880

Ratio of Earnings to Fixed Charges	(A)

(A)	Due to the Company’s pre-tax loss for the quarter ended March 31, 2009 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $54.7 million to achieve a ratio of 1:1 during the first quarter of 2009.